As filed with the U.S. Securities and Exchange Commission on May 20, 2022

Registration No. 333-264103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

 Post-Effective Amendment No. 1 to

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

___________________

Cyrela Brazil Realty S.A. Empreendimentos e Participações

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

The Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

383 Madison Avenue, Floor 11, New York, New York 10179

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

____________________

COGENCY GLOBAL INC.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1 212 947 7200

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 383 Madison Avenue, Floor 11 New York, New York 10179 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

       ☒       immediately upon filing

☐       on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one (1) ordinary share of Cyrela Brazil Realty S.A. Empreendimentos e Participações.	N/A	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") filed as Exhibit (a)(1) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph and bottom of face of American Depositary Receipt
(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top center
Terms of Deposit:
(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
(ii) Procedure for voting, if any, the deposited securities	Paragraphs (6), (11) and (12)
(iii) Collection and distribution of dividends	Paragraphs (4), (5), (7), (10), (11) and (13)
(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)
(v) Sale or exercise of rights	Paragraphs (4), (5), (7) and (10)
(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (7), (10), (11) and (13)
(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs (15), (16) and (17)
(viii) Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)
(x) Limitation upon the liability of the Depositary	Paragraphs (14) and (17)
(3) Fees and Charges	Paragraph (7)

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

Cyrela Brazil Realty S.A. Empreendimentos e Participações (the “Company”) publishes information in English required to maintain the exemption from registration under the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) promulgated thereunder on its Internet Web site or through an electronic information delivery system generally available to the public in its primary trading market As of the date hereof, the Company’s internet website is located at http://ri.cyrela.com.br/.	Paragraph (8)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)	Form of American Depositary Receipt (“ADR”). Filed herewith as Exhibit (a)(1).
(a)(2)	Form of Deposit Agreement. Form of Deposit Agreement among Cyrela Brazil Realty S.A. Empreendimentos e Participações, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed.
(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Side letter, dated May 20, 2022, from the Company to the Depositary pursuant to the Deposit Agreement. Filed herewith as Exhibit (b).
(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.
(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed.
(e)	Certification under Rule 466. Filed herewith as Exhibit (e).
(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. Previously filed.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement among Cyrela Brazil Realty S.A. Empreendimentos e Participações, JPMorgan Chase Bank, N.A., and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on May 20, 2022.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:

JPMORGAN CHASE BANK, N.A., as Depositary

By:

/s/ Timothy E. Green

Name: Timothy E. Green

Title:  Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Cyrela Brazil Realty S.A. Empreendimentos e Participações certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in São Paulo, Brazil, on May 20, 2022.

Cyrela Brazil Realty S.A. Empreendimentos e Participações

By:

/s/ Miguel Maia Mickelberg

Name: Miguel Maia Mickelberg

Title:   Chief Financial and Investor Relations Officer

Under the requirements of the Securities Act, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons on May 20, 2022, in the capacities indicated.

Signature	Title
* Efraim Horn	Co-President Director (principal executive officer)

* Raphael Horn	Co-President Director
/s/ Miguel Maia Mickelberg Miguel Maia Mickelberg	Chief Financial and Investor Relations Officer (principal financial and accounting officer)

Elie Horn	Co-Chair of the Board of Directors

* Rogério Frota Melzi	Co-Chair of the Board of Directors

Fernando Goldsztein	Director

George Zausner	Director

* Rafael Novellino	Director

* João Cesar de Queiroz Tourinho	Director

* José Guimarães Monforte	Director

* Ricardo Cunha Sales	Director

*By:	/s/ Miguel Maia Mickelberg
Name: Miguel Maia Mickelberg
Title: Attorney-in-Fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Cyrela Brazil Realty S.A. Empreendimentos e Participações, has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in New York, NY, on May 20, 2022.

Authorized U.S. Representative

By:

Cogency Global Inc.

By:

/s/ Colleen A. De Vries

Name: Colleen A. De Vries
Title: Senior Vice-President on behalf of Cogency Global Inc.

INDEX TO EXHIBITS

Exhibit Number

(a)(1)	Form of American Depositary Receipt.

(b)	Side letter, dated May 20, 2022, from Cyrela Brazil Realty S.A. Empreendimentos E Partiçipacões to JPMorgan Chase Bank, N.A., as depositary, pursuant to the Deposit Agreement.

(e)	Rule 466 Certification.